Renewable Energy and Power, Inc.
3395 W. Cheyenne Ave.
Suite 111
N. Las Vegas, NV 89032
Phone: 702-294-0111
Fax: 702-567-0111
www.r-eap.com

October 2, 2014

Mr. Justin Kisner
United States Security and Exchange Commission
Division of Corporate Finance
Washington D.C. 20549

Re:
Renewable Energy & Power, Inc.
Registration Statement on Form 10-12(G)/A
Original Filing Date July 2, 2014, amended July 3, 2014
Amended Form 10-12G/A filed August 13, 2014
Second Amended Form 10-12G/A Filed September 12, 2014
Third Amended Form 10-12G/A Filed September 15, 2014
File No. 000-55237

Dear Mr. Kisner,

Our SEC attorney, Mr. Michael W. Berg passed away on September 28, 2014 before the completion of this letter.  While Mr. Berg had reviewed most of the responses, we are filing this on Company letterhead.

Reference is made to your comment letter dated September 25, 2014, relating to the subject Annual Report on Form 10-12G/A (“Comment Letter”).  Set forth below are the comments contained in the Comment Letter followed by the Company’s response thereto.  Unless otherwise specified in our responses, reference to page numbers are to the version of the document subject to the Comment Letter and not to the amended version the Company filed on August 13, 2014.  References to Form 10-12G/A are references to the amended Annual Report filed September 15, 2014.

Age of Financial Statements

1.	Please update the financial statements and other financial information in the filing to include the interim period ended June 30, 2014.

Response: June 30, 2014 Financials have been incorporated into the amendment.

Liquidity and Capital Resources, page 19

2.
We note your response to our prior comment 22 from our letter dated August 29, 2014. As requested previously, please include disclosure in the liquidity section discussing the impact of MDI terminating their support starting November 1, 2014.

Response: If the financial support furnished by MDI is terminated on November 1, 2014 then the effect on the Company would be devastating.  There are negotiations underway to extend the agreement for an additional year.  The final agreement should be reached prior to October 15, 2014.

3.
We note your response to our prior comment 25 from our letter dated August 29, 2014. As requested in our prior comment 34 from our letter dated July 29, 2014, since MDI seems to be your only customer and supplier disclose the business purpose of your relationship with MDI. Given that MDI has only agreed to support the operations of the Company through November 1, 2014, discuss the timing of when you expect to have other sources of revenue and additional suppliers other than MDI. Also, disclose if any of your officers or directors has a related party relationship with MDI.

Response: MDI Corporation is a minority owned government contractor, which previously assembled all of the products that were being sold by MDI.  The owner of MDI no longer wished to be engaged in the assembly and manufacture of the products, but to become only a sales organization.  Renewable purchased the equipment, inventory and business knowledge to begin business as a separate entity.  Not only is MDI the sole customer of Renewable, but Renewable is the sole assembly and manufacture provider for MDI.

As noted in the liquidity section, negotiations are ongoing with MDI to extend the agreement and it is expected that a one year extension will be executed by October 15, 2014.

The Company is involved in finalizing a demonstration LED light as a replacement for the current illumination on a series of billboards.  This contract if finalized will give the Company its first significant revenue stream independent of MDI.  It is expected that a contract will be finalized during the ensuing three month period, and indications are that the initial contract, if successfully negotiated and fulfilled will be in excess of One million dollars gross sales.

Plan of Operation, page 20

Solar Hybrid, page 20

4.	Please revise to make the disclosure in the paragraph beginning with “At this time Solar Hybrid” more legible. It appears there are certain formatting errors.

Response: Formatting errors have been corrected.

Item 7. Certain Relationships and Related Transactions and Director Independence, page 27.

5.
Please name the minority shareholder and specify the amounts of accounts receivable and revenues generated. See Item 404 of Regulation S-K. Further, update your beneficial ownership table on page 22 for MDI’s ownership in your company.

The minority shareholder is Charlotte Bugna the owner of MDI which owns 4,330,000 shares of restricted common shares and MS. Bugna owns 2,000,000 shares of restricted common stock for a total ownership of 6,330,000 shares or 8.3% of all outstanding shares of common stock. The relationship has generated revenue of $752,691 and accounts receivable of $752,691

The Company acknowledges that:

It is responsible for the adequacy and accuracy of the disclosure in the filing.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and cooperation.

Sincerely,

/s/ Don MacIntyre

Don MacIntyre
Chief Executive Officer
Renewable Energy & Power, Inc.